SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zhone Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98950P108

(CUSIP Number)

with a copy to:

Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, CA 92121 (858) 558-3960 Attn: Joe Armstrong	Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000 Attn: K.C. Schaaf, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

SCHEDULE 13D
CUSIP No.98950P108	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Sorrento Networks Corporation; I.R.S. ID #04-3757586

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 33,080,186 shares of common stock (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,080,186 shares of common stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0% (2)

14.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Sorrento Networks Corporation may be deemed to beneficially own such shares as a result of the Voting Agreement described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sorrento Networks Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 78,113,375 shares of Zhone Technologies, Inc. common stock outstanding as of April 22, 2004 (as represented by Zhone Technologies Inc. in the Merger Agreement described in Item 4 below), plus 576,096 shares of Zhone Technologies, Inc. common stock issuable upon the exercise of outstanding options which are exercisable within 60 days of April 22, 2004 that are subject to the Voting Agreement.

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (“Zhone Common Stock”), of Zhone Technologies, Inc. (“Zhone”), whose principal executive offices are located at 7001 Oakport Street, Oakland, California 94621. The telephone number of Zhone is (510) 777-7000.

Item 2.    Identity and Background.

The Reporting Person filing this statement is Sorrento Networks Corporation, a Delaware corporation (“Sorrento”), whose principal offices are located at 9990 Mesa Rim Road, San Diego, California 92121. The telephone number of Sorrento is (858) 558-3960. Sorrento is a supplier of intelligent optical network solutions for metropolitan and regional applications worldwide.

The names, citizenship, business addresses, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Sorrento are set forth in Schedule A hereto and incorporated herein by this reference.

Neither Sorrento, nor, to its knowledge, any person listed in Schedule A, has during the past five years been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

As described in Item 4, the Zhone Common Stock to which this statement relates has not been purchased by Sorrento. As an inducement for Sorrento to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Zhone identified in Item 4 entered into a voting agreement dated as of April 22, 2004 (the “Voting Agreement”), with respect to an aggregate of 33,080,186 shares of Zhone Common Stock (the “Shares”).

Sorrento has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.    Purpose of Transaction.

On April 22, 2004, Sorrento entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Zhone and Selene Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Zhone (“Merger Sub”). The Merger Agreement was approved by the board of directors of each of Sorrento, Merger Sub and Zhone. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Sorrento, with Sorrento surviving as a wholly-owned subsidiary of Zhone (the “Merger”). At the effective time of the Merger, each outstanding share of Sorrento Common Stock will be exchanged for 0.9 shares of Zhone’s common stock, par value $0.001 per share (“Zhone’s Common Stock”), and each option, warrant and other security exercisable or convertible into shares of Sorrento Common Stock will be assumed by Zhone and become exercisable or convertible into shares of Zhone Common Stock, with appropriate adjustments to reflect the Merger. The Merger, which is structured to qualify as a tax-free reorganization, is subject to the approval of the stockholders of both Sorrento and Zhone and other customary closing conditions. Unless the context otherwise requires capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Sorrento entered into a Voting Agreement with the following persons (collectively, “Zhone Stockholders”) who beneficially own an aggregate of 33,080,186 shares, which include 576,096 shares exercisable within 60 days of April 22, 2004, or approximately 42.0% of Zhone Common Stock outstanding as of the date of the Merger Agreement: Morteza Ejabat, Jeanette Symons, Kirk Misaka, Michael M. Connors, Robert K. Dahl, Adam Clammer, James H. Greene, Jr., James Coulter, Richard Kramlich, Barton Shigemura, James Timmins, TPG Zhone, L.L.C., TPG Genpar II, L.P., KKR-ZT, L.L.C., New Enterprise Associates VIII, L.P., New Enterprise Associates 9, L.P., New Enterprise Associates 8A, L.P., NEA Partners 10, L.P., NEA Ventures 2000, NEA Development Corporation, NIF Ventures Co., LTD, Investment Enterprise Partnership “NIF New Technology Fund 200/1”, Investment Enterprise Partnership “NIF New Technology Fun 2000/2”, Investment Enterprise Partnership “NIF New Technology Fund 99-A”, Investment Enterprise Partnership “NIF New Technology Fund 99-B”, Investment Enterprise Partnership “NIF 21-One (1)”, Investment Enterprise Partnership “NIF 21-One (2-A), Investment Enterprise Partnership “NIF 21-One (2-B)”, Investment Enterprise Partnership “NIF-TT Fund”, and Investment Enterprise Partnership “NIF-ST Fund.”

Pursuant to the Voting Agreement, each Zhone Stockholder has agreed to vote all of the shares of Zhone Common Stock beneficially owned by such Zhone Stockholder in favor of (1) Zhone’s issuance of shares of its common stock pursuant to the Merger Agreement and (2) the approval of the other transactions contemplated by the Merger Agreement and against any Frustrating Transaction. The Voting Agreement terminates upon the earlier of (1) the effective time of the Merger or (2) the date upon which the Merger Agreement is terminated pursuant to Section 7.1 thereof.

The Voting Agreement also provides, among other things, that each Zhone Stockholder will not: (1) except as otherwise set forth therein, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Zhone Common Stock held by such Zhone Stockholder, (2) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise with respect to any of the Zhone Common Stock held by such Zhone Stockholder and (3) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Voting Agreement or the transactions contemplated thereby, or take any action that would make his representations or warranties under the Voting Agreement untrue or incorrect in any material respect.

In connection with the Voting Agreement, each Zhone Stockholder also delivered to Sorrento an irrevocable proxy with respect to the securities held by such Zhone Stockholder, allowing Sorrento’s designee to vote in favor of Zhone’s issuance of shares of its common stock pursuant to the Merger Agreement and the approval of all of the other transactions contemplated by the Merger Agreement and against any Frustrating Transaction.

References to, and descriptions of the Merger Agreement and Voting Agreement in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such reference and descriptions appear.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)	The number of shares of Zhone Common Stock subject to the Voting Agreement is 33,080,186 (representing approximately 42.0% of the voting power of (1) 78,113,375 shares of Zhone Common Stock outstanding as of April 22, 2004, as set forth in the Merger Agreement, plus (2) 576,096 shares of Zhone Common Stock upon the exercise of outstanding options that are exercisable within 60 days of April 22, 2004 that are subject to the Voting Agreement).

By virtue of the Voting Agreement, Sorrento may be deemed to share with Zhone Stockholders the power to vote the Shares, but only as to the matters specified in the Voting Agreement. Except as stated in the preceding sentence, Sorrento does not have the power to vote or to direct the vote of Zhone Common Stock, nor does it have the sole or shared power to dispose or to direct the disposition of Zhone Common Stock.

To the knowledge of Sorrento, no shares of Zhone Common Stock are beneficially owned by any of the persons named in Schedule A.

(c)	Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Sorrento, nor to Sorrento’s knowledge, any of the persons listed on Schedule A, has effected any transaction relating to Zhone Common Stock during the past 60 days.

(d)	To the knowledge of Sorrento, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Zhone Common Stock.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To Sorrento’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of Zhone, including but not limited to, transfer or voting of any of the securities of Zhone, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Zhone.

Item 7.    Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1.	Agreement and Plan of Merger by and among Zhone Technologies, Inc., Selene Acquisition Corp. and Sorrento Networks Corporation, dated as of April 22, 2004.*

2.	Voting Agreement by and among Sorrento Networks Corporation and certain individual stockholders of Zhone Technologies, Inc., dated as of April 22, 2004.*

*	Incorporated by reference to exhibits filed with Sorrento Networks Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 26, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2004	Sorrento Networks Corporation

	By:	/s/ JOE ARMSTRONG

Joe Armstrong Chief Financial Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF SORRENTO NETWORKS CORPORATION

The executive officers and directors of Sorrento Networks Corporation are set forth below. Each individual’s business address is c/o Sorrento Networks Corporation, 9990 Mesa Rim Road, San Diego, California 92121, and the phone number is (858) 558-3960. Each person is a citizen of the United States.

Name	Present Principal Occupation

Phillip Arneson	Chief Executive Officer and Chairman of the Board of Directors of Sorrento Networks Corporation

Joe Armstrong	Chief Financial Officer of Sorrento Networks Corporation

Donne Fisher	President, Fisher Capital Partners, Ltd.

Robert L. Hibbard	Attorney, Management Consultant

Gary M. Parsons	Chief Executive Officer of XM Satellite Radio Holdings

Larry J. Matthews	Consultant

Don Herzog	Investment Professional

Tom Schilling	Consultant